FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

May 14, 2003

TRANSGENE S.A.

(Translation of registrant’s name into English)

11, rue de Molsheim
67082 Strasbourg Cedex
France

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-).

Enclosure:                Press release dated May, 14, 2003 announcing Transgene announces progress in cancer clinical development programs.

CONTACT:

Transgene	Cohn & Wolfe	Euro RSCG C&O
Patrick Squiban	Julio Cantre	Marie Carole de Groc
VP Medical & Regulatory Affairs + 33 (0) 3 88 27 9121	+ 1 (212) 798 9779	+ 33 (0) 1 58 47 95 07

TRANSGENE ANNOUNCES PROGRESS IN

CANCER CLINICAL DEVELOPMENT PROGRAMS

Strasbourg, France, May 14, 2003 – Transgene (Nasdaq: TRGNY; Nouveau Marché: TRANSGENE)  announced today the progress of and plans for its cancer vaccines and immunotherapy programs. The update describes the progress of several Phase II trials conducted with the cancer vaccine product candidates MVA-Muc1-IL2 and MVA–HPV-IL2 and results of two completed Phase I trials with the immunotherapy product candidates, Ad-IL2 and Ad-IFNg  Phase II clinical results will be announced upon completion of the programs.

“With this communication we are keeping our promise to provide interim information on the status of our ongoing Phase II programs and are taking the opportunity to summarize the results of our completed Phase I trials,” stated Jean-François Carmier, Chief Executive Officer of Transgene. “At this stage, each of our four cancer product candidates has generated clinical data supporting further specific development. We intend to pursue the development of MVA-HPV-IL2 and Ad-IFNg in monotherapy settings for early stage diseases, and MVA-Muc1-IL2 and Ad-IL2 in combination with chemotherapy for advanced cancers.”

Phase II - Cancer Vaccine Candidates

Positive data were observed with the two cancer vaccine candidates, particularly a treatment consisting of MVA-Muc1-IL2 in combination with standard chemotherapy in patients with advanced lung cancer, and a monotherapy of MVA-HPV-IL2 in patients with high grade cervical dysplasia.

About MVA-MUC1-IL2

The MVA-Muc1-IL2 cancer vaccine candidate is currently being evaluated in four Phase II clinical trials to assess different doses (breast cancer), dosing schedules (prostate cancer) and treatment modalities, such as in combination with standard chemotherapy (lung cancer), and in combination with standard immunotherapy (renal cell carcinoma).

Société anonyme au capital de 23 008 603 Euros – R.C. Strasbourg B 317 540 581

11, rue de Molsheim – 67082 Strasbourg Cedex (France) Tel : + 33-03 88 27 91 00  Fax : +33-03 88 27 91 11

•                       The lung cancer trial is designed to evaluate the efficacy of subcutaneous injections of MVA-Muc1-IL2 in patients with advanced non-small cell lung cancer (stages IIIb and IV). Interim data illustrated a favorable rate of objective clinical responses when used in combination with standard chemotherapy, both complete and partial, at a level justifying continuing with the second step of the trial, which is expected to be completed in the first half of 2004.

•                       Enrolment of patients in the prostate and the kidney cancer trials is in progress and is expected to be completed by the end of 2003.

•                       The breast cancer trial is designed to evaluate the efficacy of subcutaneous injections of MVA-Muc1-IL2 in monotherapy in patients with metastatic disease. Analysis of the interim results from the first cohort of patients shows some disease stabilizations, but in this advanced disease patient population, objective responses were not sufficient to justify continuing with the second step of the trial.

About MVA-HPV-IL2

The MVA-HPV-IL2 cancer vaccine candidate is being evaluated in three Phase II clinical trials, at different stages of Human Papilloma Virus related diseases and according to different doses and treatment modalities.

•                       One Phase II clinical trial is being conducted in France in patients with stage 2-3 cervical intra-epithelial neoplasia (CIN2-3). The trial’s primary objective is to demonstrate clinical and histological efficacy as measured by the regression of the CIN lesions at six weeks. Analysis of the first 15 patients shows promising data in terms of clinical and histological responses and viral clearance. Final results are expected by year-end.

•                       The second trial is being conducted in patients with vulvar intra-epithelial neoplasia (VIN3). Enrolment is in progress and is expected be completed by the end of 2003.

•                       The third trial is being conducted in Mexico in women with HPV 16 cervical cancer resistant to, or recurrent after radiotherapy. Analysis of the interim results from the patients enrolled in the first stage of the trial shows some disease stabilizations at six months post-treatment, but the results are not sufficient to pursue monotherapy in this advanced stage of the disease.

Phase I - Cancer Immunotherapy

Two Phase I clinical trials have been successfully completed with the Ad-IFNg and Ad-IL2 immunotherapy product candidates in patients with cutaneous lymphoma and in patients with metastatic melanoma and other solid tumors, respectively. Both trials showed positive results in terms of efficient gene transfer and cytokine expression. Tolerance in both trials was excellent up to the highest dose. Partial and complete clinical responses (local and distant tumor regressions) were observed in 50% of cutaneous lymphoma patients treated with Ad-IFNg.

Detailed results of the Ad-IFNg Phase I trial were presented in plenary session at the International Investigative Dermatology congress (IID), in Miami on May 3, 2003 .

“We formulated our strategy in order to maximize our chances of success. The Phase II clinical development program was designed to explore a wide range of clinical situations, evaluating various diseases at different stages and according to different treatment modalities,” said Patrick Squiban, M.D., Transgene’s Vice President for Medical and Regulatory Affairs. “The positive progress we have made thus far will enable us to concentrate our efforts and resources on the most promising targets.”

About Transgene’s cancer vaccine candidates :

Transgene’s cancer vaccine candidates use a MVA vaccinia virus vector, a highly attenuated poxvirus that combines the advantages of a strain extensively tested in humans as a smallpox vaccine with the ability to stimulate a strong immune response to antigens. The sequence coding for the cytokine interleukin 2 (IL-2) is included to help stimulate specific T-cell responses.

The MVA-Muc1-IL2 vaccine candidate uses the MVA vector to express the Muc1 tumor-associated antigen found in most adenocarcinoma. The purpose of treating cancer patients with MVA-Muc1-IL2 is to induce an efficient immune response to the expression of the Muc1 antigen in order to produce a strong anti-tumor effect.

The MVA-HPV-IL2 vaccine candidate uses the MVA vector to express the E6 and E7 antigens of the Human Papilloma Virus 16, an agent causally linked to cancer and pre-cancerous lesions of the cervix.

About Transgene’s cancer immunotherapy product candidates :

Transgene’s two immunotherapy product candidates, Ad-IL2 and Ad- IFNg use Transgene’s improved adenoviral vector, carrying respectively the Interleukin-2 gene and the Interferon gamma gene. They aim at boosting the patient’s immune system and have been designed for intratumoral administration in the treatment of various cancers, potentially in conjunction with other forms of treatment.

About Transgene :

Transgene, based in Strasbourg, France, is a biopharmaceutical company dedicated to the discovery and development of therapeutic vaccines, gene therapy products, and delivery technologies for the treatment of diseases for which there is no cure or adequate treatment at present, with a focus on the treatment of cancer. Transgene has five products in clinical development. Transgene’s proprietary vector technology platform consists of adenovirus, poxvirus and non-viral vectors.

This press release contains forward-looking statements, including statements regarding  the efficiency and safety of and potential market for Transgene’s product candidates and prospects.  Statements that are not historical facts are based on Transgene’s current expectations, beliefs, estimates, forecasts and assumptions.  The statements contained in this release are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict.  Accordingly, actual outcomes and results may differ materially from what is expressed in those forward-looking statements. Important factors which may affect Transgene’s future operating results include the following: Transgene’s product candidates may not demonstrate therapeutic efficacy after initial promising results, Transgene may be unable to obtain regulatory approval for its product candidates, Transgene may be unable to conduct its clinical trials as quickly as it has predicted, Transgene may not have sufficient resources to complete the research and commercialization of any of its product candidates, competitors may develop technologies or products superior to Transgene’s technologies or products, and other important factors described in Transgene’s Annual Report on Form 20-F for the year ended December 31, 2001 filed with the U.S. Securities and Exchange Commission, including those factors described in the section entitled “Risk Factors.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Transgene, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	May,14, 2003	Transgene S.A.

		By:	/s/ Philippe PONCET
Philippe PONCET
Chief Financial Officer